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                           September 30, 2022

       Benjamin Tran
       Chief Executive Officer
       Bitech Technologies Corporation
       600 Anton Boulevard, Suite 1100
       Costa Mesa, CA 92626

                                                        Re: Bitech Technologies
Corporation
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed September 26,
2022
                                                            File No. 333-266887

       Dear Mr. Tran:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 1, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Note 6. Restatement of Previously Issued/Reported Financial Statements, page F-20

   1. We note your response to comment 4. Please address the following in an amendment to your Form 10-Q for
the period ended March 31, 2022 and June 30, 2022:
                                                            In light of the
restatement, please help us understand how you were able to determine your disclosure
controls and procedures were effective at March 31, 2022 and June
                                                            30, 2022. If you
determine they were not effective, please revise your conclusions;
                                                            Please clearly
label the appropriate columns as restated; and
                                                            Please provide the
disclosures required by ASC 250-10-50-7 through 50-11 related to the correction of
an error for all periods restated.
 Benjamin Tran
Bitech Technologies Corporation
September 30, 2022
Page 2
Exhibits

2. Please provide a currently dated consent from your independent registered accounting firm with the next amendment to your registration statement. Refer to
Item 601(b)(23) of
      Regulation S-K.
       You may contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Joe McCann at 202-551-6262 with any other questions.



                                                          Sincerely,
FirstName LastNameBenjamin Tran
                                                          Division of
Corporation Finance
Comapany NameBitech Technologies Corporation
                                                          Office of Life
Sciences
September 30, 2022 Page 2
cc:       Craig D. Linder, Esq.
FirstName LastName